UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)

Solar Senior Capital Ltd.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

83416M105

(CUSIP Number)

Michael S. Gross

Chief Executive Officer

Solar Senior Capital Ltd.

500 Park Avenue

New York, New York 10022

(212) 993-1670

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 24, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No. 83416M105

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) MICHAEL S. GROSS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 210,258
	8	SHARED VOTING POWER 500,100
	9	SOLE DISPOSITIVE POWER 210,258
	10	SHARED DISPOSITIVE POWER 500,100
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 710,358 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.48% (See Item 5)
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D/A

CUSIP No. 83416M105

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) BRUCE J. SPOHLER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 500,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 500,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 500,000 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.26% (See Item 5)
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D/A

CUSIP No. 83416M105

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SOLAR SENIOR CAPITAL INVESTORS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 500,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 500,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 500,000 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.26% (See Item 5)
14	TYPE OF REPORTING PERSON OO

SCHEDULE 13D/A

CUSIP No. 83416M105

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SOLAR CAPITAL MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 100
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 100
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1% (See Item 5)
14	TYPE OF REPORTING PERSON OO

INTRODUCTORY NOTE

This Amendment No. 2 to Schedule 13D (“Amendment No. 2”) is being filed to update the information set forth in the initial Schedule 13D (the “Initial Schedule 13D”) filed to report the beneficial ownership of shares of common stock, par value $0.01 per share (the “Common Stock”), of Solar Senior Capital Ltd., a Maryland corporation (the “Issuer”), by each of the reporting persons named in such Initial Schedule 13D (each, individually, a “Reporting Person” and collectively the “Reporting Persons”).

Item 1.	Security and Issuer

The principal executive offices of the Issuer are located at 500 Park Avenue, New York, NY 10022.

Item 2.	Identity and Background

This Amendment No. 2 is being filed jointly by the following persons:

(1) Michael S. Gross, a United States citizen, is the President and Chief Executive Officer and the Chairman of the Board of Directors of the Issuer. The principal business and office address for Mr. Gross is 500 Park Avenue, New York, NY 10022.

(2) Bruce J. Spohler, a United States citizen, is the Chief Operating Officer and a member of the Board of Directors of the Issuer. The principal business and office address for Mr. Spohler is 500 Park Avenue, New York, NY 10022.

(3) Solar Senior Capital Investors LLC (“Solar Investors”) is a Delaware limited liability company. The principal business of Solar Investors is to hold investments in the securities of the Issuer. The principal business and office address for Solar Investors is 500 Park Avenue, New York, NY 10022. The controlling members of Solar Investors are Michael S. Gross and Bruce J. Spohler.

(4) Solar Capital Management, LLC (“Solar Management”) is a Delaware limited liability company. The principal business of Solar Management is to provide office facilities and administrative services to the Issuer and certain other entities. The principal business and office address for Solar Management is 500 Park Avenue, New York, NY 10022. The controlling member of Solar Management is Michael S. Gross.

During the last five years, none of the Reporting Persons has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding such Reporting Person is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

On March 2, 2011, in connection with the Issuer’s initial public offering (the “IPO”), Solar Investors acquired 500,000 shares of the Issuer’s Common Stock (the “Private Placement Shares”) at a purchase price equal to $20.00 per share, for an aggregate purchase price of $10,000,000. The acquisition occurred in connection with a private placement, which took place concurrently with the IPO, pursuant to a Share Purchase Agreement (as defined in Item 4 below). The funds used to purchase the shares were derived from working capital, which working capital was primarily contributed from the personal funds of Messrs. Gross and Spohler.

On or about December 16, 2010, in connection with the formation of the Issuer, Solar Management purchased 100 shares of the Issuer’s Common Stock at a purchase price of $20.00 per share, for an aggregate purchase price of $2,000. The funds used to purchase the shares were derived from working capital, which working capital was contributed from the personal funds of Mr. Gross.

Item 4.	Purpose of Transaction

On February 24, 2011, in connection with the IPO, the Issuer entered into a Share Purchase Agreement, as amended by Amendment No. 1 thereto, dated February 22, 2012 (the “Share Purchase Agreement Amendment,” collectively, the “Share Purchase Agreement”) with Solar Investors. Under the terms of the Share Purchase Agreement, Solar Investors acquired the 500,000 Private Placement Shares in a private placement at a purchase price of $20.00 per share, for an aggregate purchase price of $10,000,000. The purchase price included in the Share Purchase Agreement was equal to the price per share of the Issuer’s Common Stock in the IPO. The Share Purchase Agreement also sets forth the terms and conditions of the private placement, and contains customary representations and warranties from the Issuer and Solar Investors with respect to the qualifications and ability of each to enter into and complete the private placement. The Share Purchase Agreement also provides that the Private Placement Shares are subject to certain registration rights, as discussed more fully in Item 6 below.

The foregoing description of the terms of the Share Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the form of Share Purchase Agreement and the form of Share Purchase Agreement Amendment, which are incorporated by reference hereto as Exhibit 2 and Exhibit 3 to this Amendment No. 2, respectively.

In addition to the foregoing, from May 17, 2011 through May 31, 2012, Mr. Gross purchased an aggregate of 110,196 shares of the Issuer’s Common

Stock in open market purchases. In addition, from August 3, 2012 through August 24, 2012, Mr. Gross purchased an aggregate of 100,062 additional shares of the Issuer’s Common Stock in open market purchases, the acquisition of which has resulted in the filing of this Amendment No. 2. The funds used to purchase such shares were derived from the personal funds of Mr. Gross.

The Reporting Persons acquired the shares of the Issuer’s Common Stock described in this Amendment No. 2 for investment purposes. The Reporting Persons intend to continue to review their investment in the Issuer from time to time and may determine to purchase or sell additional shares of the Issuer’s Common Stock from time to time to the extent permitted by the agreements described in this Amendment No. 2 and applicable law. Any action or actions the Reporting Persons might undertake in respect of its Common Stock will be dependent upon the Reporting Persons’ review of numerous factors, including, among other things, the price level and liquidity of the Common Stock; general market and economic conditions; ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; the relative attractiveness of alternative business and investment opportunities; tax considerations; and other factors and future developments.

Except as set forth in this Amendment No. 2, the Reporting Persons have no present plans or proposals which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Amendment No. 2.

Item 5.	Interest in Securities of the Issuer

(a) The percentages set forth below and on pages 2 through 5 hereof are based on 9,500,100 shares of Common Stock outstanding, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on July 31, 2012.

(b) (i) Mr. Gross has (x) sole voting and dispositive power with respect to 210,258 shares of the Issuer’s Common Stock, and (y) shared voting and dispositive power with respect to 500,100 shares of the Issuer’s Common Stock, which includes the 500,000 Private Placement Shares held by Solar Investors and 100 shares of the Issuer’s Common Stock held by Solar Management, both of which may be deemed to be beneficially owned by Mr. Gross by virtue of his ownership interests therein. Accordingly, Mr. Gross may be deemed to beneficially own 7.48% of the Issuer’s issued and outstanding Common Stock.

(ii) Mr. Spohler has shared voting and dispositive power with respect to the 500,000 Private Placement Shares, all of which are held by Solar Investors and which may be deemed to be beneficially owned by Mr. Spohler by virtue of his ownership interests therein. Accordingly, Mr. Spohler may be deemed to beneficially own 5.26% of the Issuer’s issued and outstanding Common Stock. Mr. Spohler may also be deemed to beneficially own an additional 100 shares of the Issuer’s Common Stock held by Solar Management. Mr. Spohler disclaims beneficial ownership over such shares held by Solar Management.

(iii) Solar Investors has shared voting and dispositive power with respect to the 500,000 Private Placement Shares. Accordingly, Solar Investors may be deemed to beneficially own 5.26% of the Issuer’s issued and outstanding Common Stock. Solar Investors may also be deemed to beneficially own an additional 100 shares of the Issuer’s Common Stock held by Solar Management. Solar Investors disclaims beneficial ownership over such shares held by Solar Management.

(iv) Solar Management has shared voting and dispositive power with respect to 100 shares of the Issuer’s Common Stock. Accordingly, Solar Management may be deemed to beneficially own less than 1% of the Issuer’s issued and outstanding Common Stock. Solar Management may also be deemed to beneficially own the additional 500,000 Private Placement Shares held by Solar Investors. Solar Management disclaims beneficial ownership over such shares held by Solar Investors.

(c) Other than the open market purchases of the shares of the Issuer’s Common Stock by Mr. Gross described below, there have been no transactions in the Issuer’s Common Stock effected by the Reporting Persons during the past 60 days.

Date	Number of Shares	Price Per Share	Aggregate Purchase Price
08/03/2012	874	$17.1196	$14,963.53
08/06/2012	6,950	$17.2638	$119,983.41
08/07/2012	8,750	$17.50	$153,125
08/08/2012	8,750	$17.41	$152,337.50
08/09/2012	1,100	$17.49	$19,239
08/09/2012	600	$17.495	$10,497
08/09/2012	7,050	$17.50	$123,375
08/10/2012	8,750	$17.40	$152,250
08/13/2012	900	$17.35	$15,615
08/13/2012	2,500	$17.41	$43,525
08/14/2012	9,581	$17.40	$166,709.4
08/15/2012	10,500	$17.40	$182,700
08/17/2012	8,234	$17.40	$143,271.60
08/22/2012	12,500	$17.40	$217,500
08/23/2012	523	$17.30	$9,047.90
08/24/2012	300	$17.39	$5,217
08/24/2012	12,200	$17.40	$212,280

(d) No person (other than the Reporting Persons) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Issuer’s Common Stock held by the Reporting Persons.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Reporting Persons are parties to an agreement with respect to the joint filing of the Initial Schedule 13D and any amendments thereto, including Amendment No. 2. A copy of such agreement is attached as Exhibit 1 to the Initial Schedule 13D.

The Share Purchase Agreement grants certain registration rights with respect to the Private Placement Shares held by Solar Investors. Under the terms of the Share Purchase Agreement, the Issuer agreed to use its commercially reasonable efforts to prepare and file with the Securities and Exchange Commission a registration statement for the resale of the Private Placement Shares within 60 days after receiving notice from Solar Investors instructing the Issuer to file such registration statement with the Securities and Exchange Commission (the “Notice Date”) and to use its commercially reasonable efforts to obtain effectiveness of such registration statement as soon as reasonably practicable thereafter, provided that the Issuer has the right to defer the filing of such registration statement for up to 180 days after the Notice Date if the Issuer determines that the filing would be materially detrimental to the Issuer and its security holders. The Issuer will bear all customary costs and expenses incurred in connection with the registration pursuant to the Share Purchase Agreement, and all reasonable expenses incurred in performing or complying with the Issuer’s other obligations related to the registration rights. The Share Purchase Agreement also provides for customary indemnification provisions by and between the Issuer and Solar Investors.

Except as otherwise described in this Amendment No. 2, there are no agreements, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

Item 7.	Materials to be Filed as Exhibits

Exhibit Number	Description of Exhibit

Exhibit 1	Joint Filing Agreement, dated March 11, 2011 (incorporated by reference to Exhibit 1 to the Initial Schedule 13D filed with the Securities and Exchange Commission on March 11, 2011)

Exhibit 2	Form of Share Purchase Agreement by and between the Issuer and Solar Investors (incorporated by reference to Exhibit K.4 to the Issuer’s registration statement on Form N-2 filed with the Securities and Exchange Commission on February 14, 2011)

Exhibit 3	Form of Share Purchase Agreement Amendment by and between the Issuer and Solar Investors (incorporated by reference to Exhibit 10.10 to the Issuer’s annual report on Form 10-K filed with the Securities and Exchange Commission on February 22, 2012)

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 29, 2012

MICHAEL S. GROSS

By:	/s/ Michael S. Gross

BRUCE J. SPOHLER

By:	/s/ Bruce J. Spohler

SOLAR SENIOR CAPITAL INVESTORS LLC

By:	/s/ Michael S. Gross
Name: Michael S. Gross
Title: Managing Member

SOLAR CAPITAL MANAGEMENT, LLC
By Solar Capital Partners, LLC, its Sole Member

By:	/s/ Michael S. Gross
Name: Michael S. Gross
Title: Managing Member